AUTONATION, INC.
AutoNation Tower
110 SE Sixth Street
Fort Lauderdale, FL 33301
November 6, 2008
VIA EDGAR SUBMISSION
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AutoNation, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 001-13107
Dear Mr. Owings:
     This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2008. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, net, page 52
1.	We have reviewed your response to comment 2 from our letter dated August 5, 2008, and we have additional comments. We appreciate the information you have been providing us and we request your continued patience as we find out more about your segment reporting. Please understand that our concerns about your segment reporting stem from our uncertainty as to how you determined your operating segments, particularly as this determination may impact your impairment testing of goodwill under SFAS 142.

We read in your response that your chief operating decision maker (“CODM”) is your CEO. Your response indicates that your CODM manages your business using a matrix form of organization that considers both your field management structure, in which individual stores are organized into markets and regions, and your functional management structure, which manages your business based on lines of products and services. Your response also indicates that while your CODM receives information at the consolidated level, by geographic region, by individual markets and stores in connection with your MOR and QOR reports, and by lines of products and services, your CODM relies primarily on consolidated information to assess performance and to allocate resources.

Given your statement that your CODM manages your business based on both your field management structure and your functional management structure, and noting the vast amount of detail below the consolidated level that is included in the representative CODM reports that you provided to us, it remains unclear to us that you have only one operating segment. In this regard, we note that you have communicated to the public and to the analysts that follow your company that certain regions or markets such as Florida and California are having more difficulties in the current economic environment than other regions, and we assume that your CODM would need to consider that all of your markets are not acting identically in order to make appropriate strategic decisions for your company. Additionally, we note your history of acquiring and disposing of a certain number of stores each year, and we assume that stores that were recently acquired may not be as profitable as stores that you have owned for several years, as we assume there would be certain start-up advertising and other costs associated with newly acquired stores. We assume that your CODM would need insight into the number, location, and performance of these recently acquired stores to make appropriate strategic decisions for your company. We further note that certain of your CODM reports contain revenue and cost of sales data by product and service line, and the fact that this information is presented both at the consolidated and regional level appears to indicate that management may view the company based primarily on geographic location. Finally, we note that the reports provided to your Board of Directors include discrete financial information at both the consolidated and regional level, further indicating that management may view the company based primarily on geographic location.

In light of the above, please explain to us in more detail how your CODM can manage your company in an appropriate control environment based solely on consolidated data, including further explaining what you mean when you state that your CODM relies “primarily” on consolidated information. As the vast majority of reports provided to us appear to view your company based on geographic location, including your reporting of product and service lines by geographic location, it remains unclear to us that your CODM would not make strategic decisions based on some level of results by geographic location. If your CEO only views results at the consolidated level, it would remain unclear to us that the function of allocating resources and assessing performance was performed solely by your CEO, as it would appear that the CEO would need to work with others, such as the regional managers, as a group to obtain the level of information and understanding of your results needed to make appropriate strategic decisions. Please advise.

Response:

In the year ended December 31, 2007, and in the first and second quarter of 2008, we determined that our chief operating decision maker (“CODM”), as defined by SFAS 131, was Mike Jackson, our Chief Executive Officer. Our CODM set the Company’s business strategy and exercised final decision-making authority with respect to the allocation of resources and the assessment of performance. For example, based on consolidated financial information, he established consolidated financial performance targets and the parameters of our capital allocation strategy, including budgets for capital expenditures, share repurchases, and acquisitions and divestitures, and also identified the broad goals of the Company, including cost-reduction plans and other key initiatives, subject to applicable Board approvals.

Our CODM has confirmed that he relied primarily on consolidated financial information to allocate resources and assess performance. We use the term “primarily” since our CODM received financial information in a number of different ways. However, our CODM did not regularly review any specific presentation of disaggregated financial information for purposes of allocating resources and assessing performance. Our CODM made Company-wide strategic decisions based on consolidated financial information and did not allocate resources on a region-by-region basis. Although from time to time we disclosed specific factors affecting various aspects of our business, such as the impact of gas prices on sales of cars versus trucks and the impact of the housing market weakness on the economies of certain states, our CODM did not regularly review region-level information for purposes of allocating resources or assessing performance. Accordingly, we concluded that we had one operating segment under SFAS 131 and that dividing our business into multiple segments would have been inconsistent with SFAS 131.

Mike Maroone, our Chief Operating Officer (“COO”), served as our segment manager, as defined by SFAS 131. Our COO was directly accountable to and maintained regular contact with our CODM to discuss operating activities, financial results, forecasts, and plans for our operating segment. However, our COO did not have the necessary power or authority to perform the CODM function. Our COO reported directly to our CODM, and our CODM evaluated the performance of our COO.

Regarding his role in the Company, our COO was principally responsible for executing our CODM’s business strategy. For example, while our CODM set broad goals with respect to cost-reduction plans, our COO identified specific actions to take within our operating segment to achieve those goals, including cost reductions in our stores and in our corporate organization. Based on the capital allocation strategy established by our CODM, our COO, together with our Corporate Development and Industry Relations teams, identified potential acquisitions and divestitures. In addition, our COO regularly reviewed the operating results of our regions, which were components of our operating segment. He evaluated the performance of our region presidents and met regularly with them to discuss the operating results of our regions — the MOR and QOR reports were prepared primarily for these meetings. Our CODM did not regularly participate in these meetings. Our regions were designed to provide our senior management team, including our COO, with reasonable span of control and were not based on unique economic characteristics of certain geographic areas. From time to time, our regions and markets were reconfigured in order to optimize the span of control of our management team.

During the third quarter of 2008, in response to changes in the automotive retail market, including the disproportionate decline in revenue and earnings from our domestic franchises compared to our import and premium luxury franchises, we made changes to our management approach that divided our business into three operating segments: (1) Domestic, (2) Import, and (3) Premium Luxury. Our Form 10-Q for the quarter ended September 30, 2008 will include information about each of these segments.

2.	We read in your response to comment 3 from our letter dated August 5, 2008, that based on your operating and reporting structure, you determined that your regions constituted components under SFAS 142, but your regions were viewed as a single reporting unit as you believe the regions have similar economic characteristics and can be aggregated. Regardless of your response to our comment number one above, given your statement that your regions are components under SFAS 142, we assume that your segment management must regularly review operating results at the regional level consistent with the guidance in paragraph 30 of SFAS 142. With reference to footnote 19 to SFAS 142 and paragraph 14 of SFAS 131, the term segment management refers to the segment managers of a company’s operating segments. Since you state that you have only one operating segment, we assume that you would have only one segment manager and that segment manager would be your CODM, which you indicate is your CEO. However, if your CODM regularly reviews your results at the regional level such that your regions constitute components under SFAS 142, it would appear that your regions also meet the definition of operating segments in paragraph 10 of SFAS 131. Please explain this apparent contradiction in the level of discrete financial information reviewed by your CODM in your response to our prior comments 2 and 3 from our letter dated August 5, 2008.

Response:

As noted in our response to the Staff’s first comment above, Mike Maroone, our Chief Operating Officer, served as our segment manager, as defined by SFAS 131. As segment manager, our COO regularly reviewed the operating results of our regions, which were components of our operating segment. Our CODM did not regularly review region-level information for purposes of allocating resources or assessing performance.
*     *     *     *     *
     In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at
(954) 769-3145.

Respectfully submitted,
/s/ Michael J. Stephan
Michael J. Stephan
Vice President – Corporate Controller

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Michael E. Maroone, Director, President and Chief Operating Officer, AutoNation, Inc.
Robert R. Grusky, Audit Committee Chair, AutoNation, Inc.
Michael J. Short, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Hector Mojena, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

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